Filed Pursuant to Rule 253(g)(2)

File No. 024-11192

SUPPLEMENT DATED JULY 27, 2020

TO OFFERING CIRCULAR DATED JULY 9, 2020

CLOUDASTRUCTURE, INC.

This document supplements, and should be read in conjunction with, the offering circular dated July 9, 2020 (the “Offering Circular”) of Cloudastructure, Inc. (the “Company”), available here: https://www.sec.gov/Archives/edgar/data/1709628/000168316820002251/clouda_253g2.htm. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately:

•	Increase the minimum investment amount.
•	Replace the credit card processor for investments in this offering.

Minimum Investment

The minimum investment is 500 Units, or $500.

Credit Card Investments

The first paragraph under “Plan of Distribution and Selling Securityholders – Investors’ Tender of Funds” is amended and restated in its entirety as follows:

After the SEC has qualified the Offering Statement, the Company will accept tenders of funds to purchase the Units. The Company may close on investments on a “rolling” basis (so not all investors will receive their securities on the same date). Investors may subscribe by tendering funds via ACH, debit or credit card, wire or check. Subscriptions via credit card will be processed via a third-party software provider, Prime Trust, LLC. The Company estimates that processing fees for credit card subscriptions will be approximately 3.75% of total funds invested per transaction. The Company intends to pay these fees on behalf of investors. Investors should note that processing of checks and credit cards by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur, and credit card processing fees may fluctuate. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company estimates that approximately 70% of the gross proceeds raised in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in the “Use of Proceeds” section of this Offering Circular.